SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2012

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2012

Page
Number

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

Supplemental Information	13

Snodgrass
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR’S REPORT

To the Trustees of the ESSA Bank & Trust 401(k) Plan
Stroudsburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the ESSA Bank & Trust 401(k) Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the ESSA Bank & Trust 401(k) Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S. R. Snodgrass, A.C.

Wexford, Pennsylvania
June 28, 2013

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock	$3,905,061	$3,804,707
Pooled separate accounts	5,148,868	3,905,404
Guaranteed investment contract	722,976	290,205
Total investments, at fair value	9,776,905	8,000,316

Notes receivable from participants	66,692	27,004

Net assets reflecting investments at fair value	9,843,597	8,027,320

Adjustment from fair value to contract
value for fully benefit-responsive
investment contract	(65,749)	(7,886)

Net assets available for benefits	$9,777,848	$8,019,434

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$647,621
Interest and dividends on investments	68,003

Total investment income	715,624

Interest income on notes receivable from participants	1,828

Contributions:
Contributions by employees	563,182
Rollover contributions	631,073

Total contributions	1,194,255

Total additions	1,911,707

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	134,376
Administrative expenses	18,917

Total deductions	153,293

Net increase	1,758,414

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the period	8,019,434

End of the period	$9,777,848

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.  An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.   The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Plan’s Compensation Committee.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Effective January 1, 2011, the Plan was amended to discontinue the employer match.

Participant Accounts

Each participant’s account is credited with allocations of Plan earnings based upon participants’ account balances at the beginning of the valuation period.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an Individual Retirement Account (“IRA”).  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or an annuity or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at 4.25 to 5.50 percent, which is commensurate with local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions.  Loans may be requested for hardship purposes only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles (“GAAP”).  The financial statements of the Plan are prepared on the accrual basis of accounting.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  The fair value of pooled separate accounts is determined using the observable net asset value of the underlying investment.  The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Guaranteed Investment Contract

Guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Investment Contract (Continued)

contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Net Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participants loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.  Such expenses amounted to $11,833 for the year ended December 31, 2012.

NOTE 3 - INVESTMENTS

The Plan investments are administered by Massachusetts Mutual Life Insurance Company (“trustee”).

The fair value of the individual investments that represents 5 percent or more of the Plan’s net assets as of December 31 is as follows:

2012

Investments at fair value:

ESSA Bancorp, Inc. common stock	$3,905,061
Premium Money Market Fund (Babson)	583,368
New Horizons (T.Rowe Price)	489,974
Guaranteed Investment Contract	722,976

2011

Investments at fair value:

ESSA Bancorp, Inc. common stock	$3,804,707
Premium Money Market Fund (Babson)	478,750

NOTE 3 - INVESTMENTS (Continued)

The Plan’s investments appreciated in fair value for the year ended December 31, 2012, as follows:

ESSA Bancorp, Inc. common stock	$216,914
Pooled separate accounts	419,747
Guaranteed investment contract	10,960

Net appreciation in fair value	$647,621

NOTE 4 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

The Plan entered into a benefit-responsive guaranteed investment contract with Massachusetts Mutual Life Insurance Company. Massachusetts Mutual Life Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Massachusetts Mutual Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011, was $722,976 and $290,205, respectively. The crediting interest rate is based on a formula agreed-upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2012	2011

Average yields:

Based on actual earnings	$2.16	$3.29
Based on interest rate credited to participants	2.16	3.29

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on March 11, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are pooled separate accounts that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services amounted to $18,917 for the year ended December 31, 2012.

At December 31, 2012, the Plan held 344,169 shares of ESSA Bancorp, Inc. common stock. Dividends received on these shares in 2012 totaled $68,003.  At December 31, 2011, the Plan held 343,570 shares of ESSA Bancorp, Inc. common stock.  Dividends received on these share in 2011 totaled $68,357.

NOTE 8 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2012 and 2011, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2012
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$3,905,061	$-	$-	$3,905,061
Pooled separate accounts:
Asset Allocation/Lifecycle	-	1,139,660	-	1,139,660
High Yield Bond	-	101,969	-	101,969
Intermediate Term Bond	-	347,302	-	347,302
International/Global Growth	-	292,157	-	292,157
International/Global Small/Mid Cap	-	86,464	-	86,464
Large Cap Value	-	389,377	-	389,377
Large Cap Core	-	566,148	-	566,148
Large Cap Growth	-	462,805	-	462,805
Mid Cap Growth	-	137,235	-	137,235
Multi Sector Bond	-	236,174	-	236,174
Small Cap Core	-	151,585	-	151,585
Small Cap Growth	-	489,974	-	489,974
Small Cap Value	-	164,650	-	164,650
Stable Value	-	583,368	-	583,368
Guaranteed investment contract	-	-	722,976	722,976

Total assets at fair value	$3,905,061	$5,148,868	$722,976	$9,776,905

	December 31, 2011
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$3,804,707	$-	$-	$3,804,707
Pooled separate accounts:
Asset Allocation/Lifecycle	-	952,735	-	952,735
High Yield Bond	-	65,023	-	65,023
Intermediate Term Bond	-	246,185	-	246,185
International/Global Growth	-	204,536	-	204,536
International/Global Small/Mid Cap	-	44,686	-	44,686
Large Cap Value	-	306,708	-	306,708
Large Cap Core	-	410,167	-	410,167
Large Cap Growth	-	321,938	-	321,938
Mid Cap Growth	-	83,528	-	83,528
Multi Sector Bond	-	180,726	-	180,726
Small Cap Core	-	113,157	-	113,157
Small Cap Growth	-	346,133	-	346,133
Small Cap Value	-	151,459	-	151,459
Stable Value	-	478,423	-	478,423
Guaranteed investment contract	-	-	290,205	290,205

Total assets at fair value	$3,804,707	$3,905,404	$290,205	$8,000,316

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2012.

Guaranteed
Investment
Contract

Balance, January 1, 2011	$40,916
Total gains	13,331
Purchases, sales, issuances, and settlements, net	235,958

Balance, December 31, 2011	290,205

Unrealized gains relating to instruments still held at the
reporting date	76,509
Purchases	356,262

Balance, December 31, 2012	$722,976

Amount of total gains or losses for the
period attributable to the change in
unrealized gains relating to assets still held at
the reporting date	$65,749

Unrealized gains from the guaranteed investment contract are not included in the Statement of Changes in Net Assets included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for purposes of the net assets available for benefits

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts

Valued at the unit value calculated based on the observable net asset value (“NAV”) of the underlying investment.

Guaranteed Investment Contract

Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of

December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate Accounts:

Asset Allocation/Lifecycle	1,139,660	N/A	Daily	Daily
High Yield Bond	101,969	N/A	Daily	Daily
Intermediate Term Bond	347,302	N/A	Daily	Daily
International/Global Growth	292,157	N/A	Daily	Daily
International/Global Small/Mid Cap	86,464	N/A	Daily	Daily
Large Cap Value	389,377	N/A	Daily	Daily
Large Cap Core	566,148	N/A	Daily	Daily
Large Cap Growth	462,805	N/A	Daily	Daily
Mid Cap Growth	137,235	N/A	Daily	Daily
Multi Sector Bond	236,174	N/A	Daily	Daily
Small Cap Core	151,585	N/A	Daily	Daily
Small Cap Growth	489,974	N/A	Daily	Daily
Small Cap Value	164,650	N/A	Daily	Daily
Stable Value	583,368	N/A	Daily	Daily

December 31, 2011	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate Accounts:

Asset Allocation/Lifecycle	952,735	N/A	Daily	Daily
High Yield Bond	65,023	N/A	Daily	Daily
Intermediate Term Bond	246,185	N/A	Daily	Daily
International/Global Growth	204,536	N/A	Daily	Daily
International/Global Small/Mid Cap	44,686	N/A	Daily	Daily
Large Cap Value	306,708	N/A	Daily	Daily
Large Cap Core	410,167	N/A	Daily	Daily
Large Cap Growth	321,938	N/A	Daily	Daily
Mid Cap Growth	83,528	N/A	Daily	Daily
Multi Sector Bond	180,726	N/A	Daily	Daily
Small Cap Core	113,157	N/A	Daily	Daily
Small Cap Growth	346,133	N/A	Daily	Daily
Small Cap Value	151,459	N/A	Daily	Daily
Stable Value	478,423	N/A	Daily	Daily

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

Quantitative Information About Significant Unobservable Inputs Used in Level III Fair Value Measurements

The following table represents the Plan's Level III financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2012.

	Quantitative Information About Level III Fair Value Measurements
	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range	Weighted Average

Guaranteed investment contract	$722,976	Market value formula	Assumed interest rate	0.69 - 5.15%	2.77%
			Experience rate	0.94 - 6.59%

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in common stock, pooled separate accounts, guaranteed investment contracts, and notes receivable from participants would be considered a financial instrument.  At December 31, 2012 and December 31, 2011, the carrying amounts of these financial instruments approximate fair value.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL INFORMATION

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2012

	(b) Identity of Issuer, Borrower, Lessor, or Similar Party
(a)		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral,Par, or Maturity Value	(d) Cost	(e) Current Value

	Common stock
*	ESSA Bancorp, Inc. common stock	344,169	3,544,860	3,905,061

	Pooled separate accounts
*	Massachusetts Mutual Life Insurance Company	SIA-E	$472,933	$347,302
*	Massachusetts Mutual Life Insurance Company	SIA-X	867,250	427,438
*	Massachusetts Mutual Life Insurance Company	SIA-W9	104,368	76,730
*	Massachusetts Mutual Life Insurance Company	SIA-J	745,570	289,545
*	Massachusetts Mutual Life Insurance Company	SIA-I	545,503	292,157
*	Massachusetts Mutual Life Insurance Company	SIA-G	575,261	583,368
*	Massachusetts Mutual Life Insurance Company	SIA-W4	598,613	489,974
*	Massachusetts Mutual Life Insurance Company	SIA-W5	240,098	113,748
*	Massachusetts Mutual Life Insurance Company	SIA-CY	111,451	151,585
*	Massachusetts Mutual Life Insurance Company	SIA-HJ	132,555	171,770
*	Massachusetts Mutual Life Insurance Company	SIA-JJ	179,563	213,982
*	Massachusetts Mutual Life Insurance Company	SIA-KT	24,706	24,962
*	Massachusetts Mutual Life Insurance Company	SIA-MJ	90,392	117,696
*	Massachusetts Mutual Life Insurance Company	SIA-FJ	105,488	125,766
*	Massachusetts Mutual Life Insurance Company	SIA-GD	51,968	64,542
*	Massachusetts Mutual Life Insurance Company	SIA-GE	52,120	53,072
*	Massachusetts Mutual Life Insurance Company	SIA-WW	120,622	164,650
*	Massachusetts Mutual Life Insurance Company	SIA-WR	65,343	86,464
*	Massachusetts Mutual Life Insurance Company	SIA-V	32,758	35,290
*	Massachusetts Mutual Life Insurance Company	SIA-GW	349,770	409,733
*	Massachusetts Mutual Life Insurance Company	SIA-QL	195,984	236,174
*	Massachusetts Mutual Life Insurance Company	SIA-PH	89,021	101,969
*	Massachusetts Mutual Life Insurance Company	SIA-CR	58,245	60,505
*	Massachusetts Mutual Life Insurance Company	SIA-D1	80,897	88,023
*	Massachusetts Mutual Life Insurance Company	SIA-D2	290,683	329,355
*	Massachusetts Mutual Life Insurance Company	SIA-D3	74,780	85,435
*	Massachusetts Mutual Life Insurance Company	SIA-D4	7,160	7,633
				5,148,868

*	Guaranteed investment contract	60,005	657,227	657,227

*	Notes receivable from participants	Interest rates of 4.25 to 5.50%		66,692

	Total			$9,777,848

*	Party in interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: June 28, 2013	By:	/s/ Gary S. Olson
Gary S. Olson
Plan Administrator
ESSA Bank & Trust